Exhibit 99.3

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”) FOR THE YEAR ENDED DECEMBER 31, 2017

(Expressed in U.S. Dollars)

An EXPANDING CHILE FOCUSED COPPER COMPANY

Dated: March 29, 2018

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR at www.sedar.com. Information is also available at the Company’s website www.coromining.com. In addition, reference should be made to the risk factors section of the most recently filed Annual Information Form (“AIF”) and to the Company’s audited consolidated financial statements for the year ended December 31, 2017.

Financial information included in this MD&A has primarily been derived from the consolidated financial statements of the Company, which are prepared in accordance with International Financial Reporting Standards (IFRS). All amounts are presented in United States dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017.

This MD&A may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Table of Contents:

1	OVERVIEW & OUTLOOK	2
2	MARIMACA DEVELOPMENT PROJECT	4
3	SCMB OPERATION	9
4	FINANCIAL POSITION REVIEW	11
5	EXPENDITURES REVIEW	17
6	RISKS AND CRITICAL ACCOUNTING ESTIMATES & POLICIES	19
7	SUMMARY OF FINANCIAL POSITION & SELECTED ANNUAL INFORMATION	23

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1 OVERVIEW & OUTLOOK

Profile and Strategy

Coro Mining Corp. (the “Company” or “Coro”) is a growth oriented copper producer using its exploration, development and operational experience to develop low cost, low capital intensity, leachable operations in areas of good infrastructure in Chile.

The Company’s assets include:

-	The Marimaca Concessions (earning 75% interest) (section 2), and the 100% owned and recently acquired Ivan Solvent Extraction & Electrowinning (“SXEW”) plant, which will enable the Company to accelerate the production timeline from Marimaca.
-	The La Atomica and Sierra Miranda claims (earning 100%) located adjacent to the Marimaca Concessions
-	The recent acquisition of Minera Rayrock (“Rayrock”), which included the Ivan SXEW plant, has also significantly increased the Company’s land position in Chile by adding 38,253 hectares of mineral claims (section 2).
-	The 65% owned Sociedad Contractual Minera Berta (“SCMB”) operation (section 3) which includes the Berta Mine & Facilities, the Nora SXEW plant and El Jote option agreement.

In June 2017, the Company announced the appointment of Luis Albano Tondo as President and CEO, with former CEO, Alan Stephens, remaining on as an Executive Director responsible for exploration and opportunity-seeking activities. Mr. Tondo is a highly experienced mining engineer with 30 years of mining experience in Latin America. Prior to joining Coro, he spent seven years as Chief Operating Officer at mid-tier copper and gold producers in Chile, Uruguay and Brazil, where he was responsible for operations, projects and business development activities. Prior to this, he spent five years developing capital projects for Kinross Gold Corporation in Brazil and Chile, and 16 years in operations roles with Rio Tinto in Brazil.

Recent Updates & Developments

-	$5 million debt financing (February 27, 2018) – section 4
-	Acquisition of the Sierra Miranda claims adjacent to Marimaca property (January 2018) – section 2
-	$3 million debt financing (December 2017) – section 4
-	Marimaca Infill Drilling results from Marimaca Project (November 2017 thru January 2018) – section 2
-	Acquired Naguayan claims (October 2017) – section 4
-	$6 million equity financing (September/October 2017) – section 4
-	Acquired La Atomica claims (August 2017)– section 2
-	Initiated Marimaca Definitive Feasibility Study (“DFS”) (August 2017) – section 2
-	Appointed new General Manager at SCM Berta (August 2017)
-	Acquired Rayrock (which includes the Ivan SXEW Plan) (June 2017) – section 2.3
-	Commenced Pregnant Leach Solution (“PLS”) trucking from Berta to Nora Plant (June 2017) – section 3
-	Appointed new President and CEO (June 2017)
-	Extended off-take agreement at SCMB including an advance of $0.75 million (June 2017) – section 4
-	Marimaca $12 million equity financing (April 2017) – section 4
-	Completed Marimaca Environmental Baseline Study (February 2017)
-	Released a maiden pit-constrained mineral resource estimate at Marimaca: Measured & Indicated Resource of 145,500 tonnes (320 million pounds) of copper & Inferred Resources of 99,300 tonnes (218 million pounds) of copper (January 2017).

Nature of Operations and Going Concern

The consolidated financial statements have been prepared using IFRS applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. For the year ended December 31, 2017, the Company reported a loss of $19.2 million, and as at that date, had an accumulated deficit of $74.3 million and a working capital deficit of $6.2 million which principally arises from SCMB.

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In December 2017, Coro entered into a $3 million credit agreement with its major shareholder, Greenstone Resources L.P. (“Greenstone”). Under the terms of the credit agreement, the loan has an eleven-month term and bears interest at 12% per annum until March 31, 2018, after which the interest will be increased to 15%. Greenstone will receive a 3% arrangement fee payable at the end of the loan term under the credit agreement. The proceeds of the loan will be used for working capital and general operating costs.

In February 2018, Coro entered into $5 million credit agreement with Greenstone and announced a strategic review of SCMB operations. At the conclusion of this review, the Company hopes to be able to provide a clear way forward with SCMB and reinitiate an equity financing to ensure the continuing developments and operations of the Company.

As of February 28, 2018 the Company had cash and cash equivalents of $4.9 million.

The Company’s ability to continue as a going concern is dependent upon its ability to generate cash flow from operations and, to the extent that this is not sufficient, to obtain additional funding from loans, equity financings or through other arrangements. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured. These conditions cast significant doubt on the validity of the going concern assumption.

Outlook

Strategic Review:

In February 2018 as part of its Strategic Review undertook a review of the SCMB Operations. The Company elected to proceed with acquisition of the Nora SX-EW plant in September 2015 based on an initial Preliminary Economic Assessment (“PEA”) dated September 2014. The original plan was to process ore (crushing and leaching) at the Berta mine and install a 60km pipeline to transport the PLS between the Berta mine and Nora SX-EW plant. The pipeline to transport the PLS between the Berta mine and Nora SX-EW plant was an important part of the original design given the 60km distance. Pipelines are a common and cost effective way to transport PLS in Chile, although requiring a considerable amount of time for obtaining the required environmental & technical permits for installation and operation. Unfortunately, following a 1 in 100 year rainfall event in the Atacama Desert in March 2015, there was a major flood which severely damaged the town of Diego De Almagro which lies between the Berta mine and the Nora SX-EW plant. The original pipeline route would have crossed a dry river bed (Salado River) close to Diego De Almagro through which these flood waters flowed. As a result of this exceptional flood, it has become apparent that permitting for a pipeline across this previously dry riverbed is presently not feasible.

The requirement to truck ore and PLS between the Berta mine and the Nora SX-EW plant has significantly increased the cash costs and production risks particularly around transportation.

Over the last 9 months the Company has undertaken a number of optimisation strategies aimed at reducing the transportation costs between the Berta mine and the Nora SX-EW plant which has not yielded the expected results with lower transport costs being offset by higher production costs and lower recoveries due to the attempt to concentrate PLS. As a consequence of the above, SCMB incurred cumulative ramp-up and operating losses

The SCMB management team has now stabilised the operations:

•	Anticipating over 300 tons of copper in March 2018, the highest monthly production to date;
•	the Berta mine is operating as designed, with both grade and tonnage mined consistent with the mine plan;
•	the metallurgy of the Berta ore is as anticipated with 75% recoveries when the ore is leached conventionally to 4 grams per litre (“gpl”) PLS concentration levels;
•	the PLS has now been successfully stabilized at a concentration level of 10gpl at Berta with recoveries of 70% even at this relatively higher PLS concentration; and
•	the production bottleneck moved to the trucking of the PLS, and trucking of greater than 750m3 per day is now being achieved on a consistent basis;

Notwithstanding the improvements referred to above, SCMB’s operations as currently configured, with ore and PLS transported by truck will always be high cost and unnecessarily complex due to the logistical constraint of not being able to build and operate a pipeline. The Company is in the process of concluding its strategic review of SCMB and hopes to be able to release the results of its conclusions shortly.

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Marimaca Update:

The Company is continuing to finalise the feasibility study work relating to its 75% earn in interest in Marimaca. Both the feasibility study and the updated resource statement are at an advanced stage and expected to be released in early Q2 2018. The Company also expects to complete its acquisition of the SM Claims announced on January 22, 2018 during Q2 2018. Following completion of these two work streams, the Company will determine its future exploration and development strategy at Marimaca

2 MARIMACA: A POTENTIALLY LARGE SCALE DEVELOPMENT PROJECT

Marimaca has quickly become the Company’s Cornerstone asset with the near term production growth opportunity coupled with significant resource expansion potential on the newly enlarged property position.

The Marimaca project started with an option agreement on the Marimaca concessions in August 2014 whereby the Company was earning into a 75% interest in Marimaca concessions. In January 2017, the Company announced a maiden resource estimate incorporating the first drill results which were reported in April 2016 confirming a new discovery and the potential for a sizeable leachable copper deposit in an area of established infrastructure (section 2.1). This maiden resource also gave the Company the confidence to purchase the existing 10,000 tpy (22,204,000 lbs) Ivan SXEW Plant located 18km south of the Marimaca deposit, (section 2.4 – Rayrock Acquisition) in June 2017 – thus providing the opportunity for near term production growth.

Our exploration and aggressive acquisition programs have subsequently resulted in us significantly expanding our property position in the area including the following acquisitions (100% ownership) in addition to our own staking in the area:

•   Sierra Miranda claims (379 hectares)

•   Naguayan claims (1,075 hectares)

• La Atomica claims (50 hectares)

2.1	Marimaca Project Location

Marimaca is a copper oxide development project located in northern Chile some 60km north of the city of Antofagasta in the II Region of northern Chile. Being 14km from the highway and powerline, 22km from the port of Mejillones and a one hour drive from Antofagasta makes it an ideal location from a development perspective.

Coro’s approach to Marimaca project is two-fold. In 2017, it completed an infill drill program on the Marimaca concessions to convert its resources to reserves in order to advance the project to a production decision through completion of a Definitive Feasibility Study (“DFS”). While at the same time it completed an exploration program that extended the known mineralization 300m NW onto the La Atomica concessions and 300m NE on the original Marimaca concessions. The Company’s’ exploration objective in 2018 is to significantly expand the resources on the combined property.

From a development perspective, Coro’s intention is to feed the Ivan Plant with material from Marimaca. The acquisition of the existing Ivan Plant will significantly reduce the capital costs of developing Marimaca and reduce the permitting time frames which should significantly increase the ability to fast-track Marimaca to production. In January 2018, the Company successfully had its application accepted into the environmental approach process an important first step towards obtaining a mine permit.

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2.2           Marimaca Project Concessions

a)       Adjacent to Marimaca Concessions

La Atómica Claims (50 hectares)

This property, held under an October 2017 option agreement (section 4.6), directly adjoins the Marimaca project to the northwest and both properties are located 22 km east of the port of Mejillones in the II Region of Chile.

Sierra Miranda Claims (379 hectares)

In January 2018, the Company entered into an agreement to acquire a 379 hectares package of mining claims (the “SM Claims”) immediately adjoining its Marimaca property to the north and south (section 4.6).

b)       Marimaca District Concessions

Naguayan Claims (1,075 hectares)

Prospective for Marimaca type mineralization, the property, held under a binding LOI signed October 2017 and a subsequent option agreement signed on January 2018 (section 4.6), comprises a large block of exploitation claims located northeast of the Marimaca Concessions.

c)       Other Exploration Properties, Chile

In June 2017, through the Rayrock acquisition, Coro acquired an additional 38,253 hectares of mining claims (the Ivan claims and Sierra Medina claims).

Ivan Claims (23,748 hectares),

The mining claims extend between Marimaca and the Ivan Plant.

Sierra Medina Claims (14,505 hectares)

Located in one of the most attractive emerging regions in Chile, Coro now controls an important package of land in this district comprising 14,505 hectares of mining claims (35,842 acres), which are strategically located 40 km from Antofagasta Minerals’ Antucoya mine and Rencoret project, 50km from Mantos Blancos mine; and 60 km from Ivan/ Marimaca.

In 2015 the prior owner of the claims, indicated that the Sierra Medina claims, in December 2013, hosted undefined resources of 12.2 million tonnes at 1.18%CuT & 0.86%CuS at a 0.7%CuT cutoff. Coro has not conducted any due diligence on these resources and cannot give any assurance regarding their economic viability, if any. Both the Ivan claim block and Sierra Medina claim block resources are believed to have been estimated to industry standards, but are not compliant with NI43-101 and therefore should not be relied on.

2.3           Project Spend Life to Date (“LTD”)

The following table shows the life to date expenditure on the Marimaca project including the acquisition of the Ivan Plant. Prior to completion of the maiden resource in January 2017, the Company was expensing costs on the Marimaca concessions (refer “MM Expensed”). As the La Atomica and Sierra Miranda claims are adjacent to the known mineralization the Company has capitalized these costs along with costs incurred on the Marimaca concession from January 1st, 2017 (refer “MM Deferred”). Other Marimaca district exploration costs have been expensed (refer “MMD Expensed”).

The costs of evaluating the Ivan Plant purchase of the Ivan Plant were initially deferred (refer “Ivan Evaluation”) and then transferred to property, plant and equipment as part of the purchase consideration (refer “Ivan Purchase”). The ongoing care and maintenance costs are expensed in the income statement as a cost of maintaining the asset (refer “Ivan – care & maintenance”).

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Table 1: ($000's)	Quarterly								Annual
Expenditures	Q116	Q216	Q316	Q416	Q117	Q217	Q317	Q417	2016	2017	LTD
Expensed Costs:	26	449	1,231	394	-	-	324	330	2,100	654	3,039
MM exploration	26	449	1,231	394	-	-	-	-	2,100	-	2,385
Ivan care & maintenance	-	-	-	-	-	-	324	249	-	573	573
MMD exploration	-	-	-	-	-	-	-	81	-	81	81

Capitalized Costs:	-	-	-	583	813	10,831	977	2,682	583	4,517	15,886
Marimaca deferred	-	-	-	-	796	645	977	2,682	-	5,100	5,100
Ivan evaluation costs	-	-	-	583	17	(600)	-	-	583	(583)	-
Ivan purchase costs	-	-	-	-	-	10,786	-	-	-	-	10,786
Total	26	449	1,231	977	813	10,831	1,301	3,012	2,683	5,171	18,925

a)         Marimaca (“MM”) Exploration

In Q2 2016, the Company completed a 16-hole, 2,680m drilling program at Marimaca, (section 2.2) which resulted in increased labour and drill costs in Q2 2016, and a second drill program at Marimaca of 44 holes (11,060m drilling program), in Q3 2016.

b)         Ivan Care & Maintenance

The Ivan Plant was purchased to process ore from Marimaca and therefore represents a key piece of the Marimaca development plan. Because the plant is not currently operating, the related care and maintenance costs are required to be expensed and therefore the holding costs at the Ivan Plant have been expensed to the statement of loss.

c)         Marimaca District (“MMD”) Exploration

The Marimaca District includes properties that are not adjacent to the Marimaca Concessions (where the known mineralization exists today). Exploration activities within the Marimaca District, includes costs associated with the wholly owned Naguayan property.

d)         MM Deferred

An Independent Environmental Baseline Study (February 2017) indicated no material environmental issues that would impede the development of the Marimaca project; the information gathered will form part of the feasibility study for the project that is in progress. This information will also form the basis for the environmental permit applications for Marimaca, which will be submitted in due course.

Q1 and Q2 2017 expenditures of Marimaca included metallurgical test work, surface evaluation, and general exploration in the area. Q3 2017 includes engineering and geological expenses related to the DFS, including commencement of an infill drilling program (10,700 metres planned) of which 4,178m had been completed by quarter end. In January 2018, the Company reported the results from the final 26 RC holes associated with the infill drilling program. For full results of the infill drill program reference should be made to the following news releases on January 17, 2018; December 22, 2017; December 5, 2017; and November 9, 2017.

During the Q3 and Q4 2017, Coro drilled 59 RC Holes (11,928m) for infill purposes and a further 10 Diamond holes (2,050m) for Geometallurgical and Geotechnical purposes. It also extended the known mineralization to the NE of the Marimaca concession by completed 11 RC holes (2,950m) this program was completed in January 2018. The Company also completed a 24 RC holes (3,200m) program on the La Atomica concerns which extended the mineralization to the NW.

e)         Ivan Evaluation Costs

Q4 2016 includes the initial $0.25m payment related to the Minera Rayrock Ltda (“Rayrock”) purchase and due diligence costs associated with evaluating the Rayrock acquisition. Q2 2017 expenditures for Ivan include the acquisition costs of Rayrock (section 2.3).

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f)          Ivan Purchase Costs

In June 2017, the Company acquired Rayrock. The seller retains a 2% NSR on all production from the Rayrock mineral properties (section 4). Coro may acquire half the NSR for $2 million at any time and has a right of first refusal over the NSR.

The Ivan Plant has an installed capacity of 10,000 tonnes per year of copper cathode and operated from 1995 until 2012, when it was placed on care and maintenance. It has associated water rights and environmental and operating permits, some of which require updating.

2.4           Rayrock Acquisition

In addition, the acquisition of Rayrock included a large block of claims between Marimaca and the Ivan Plant, which significantly extends the Company’s land package in the region. The following table sets out the details of the Rayrock purchase:

Table 4: Rayrock Purchase Consideration ($000’s)

Cash	6,219
Transaction costs	389
Total purchase consideration	6,608
The purchase price was allocated as follows:
Current assets	23
Ivan plant	10,786
Total assets	10,809

Current liabilities	216
Restoration provision	3,985
Total liabilities	4,201

Net identifiable assets acquired	6,608

2.5           Marimaca from Drill Hole (April 2016) to Resource (January 2017)

Resource

Prior to Coro’s ownership, the Marimaca property had never been drilled. In May 2016, final results from Coro’s 16-hole, 2,680m reverse circulation (“RC”) drilling program were announced, which intersected substantial copper mineralization in all holes. The first eight holes included MAR-04 which intersected 200m of 0.71% CuT. The second eight holes included MAR-10 which intersected 150m of 1.13% CuT.

In October 2016, the results from a 44-hole (38 RC and 6 diamond drill (“DD”)), 11,060m drill program confirmed the extent and continuity of the deposit. The results were released in three batches with the following highlighted intercepts:

- 190m @ 0.80% CuT & 256m @ 0.62% CuT;

- 330m @ 0.80% CuT, 236m @ 0.81% CuT & 188m @1.06% CuT; and

- 192m @ 0.83 % CuT, 102m @ 0.79% CuT & 82m @ 0.83% CuT

The Marimaca maiden resource estimate was released in January 2017, which defined sufficient resources to confirm the merits of completing the Rayrock acquisition. The resource estimate details are presented in the following table, where CuT means total copper and CuS means acid soluble copper:

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Table 2: Marimaca Resource Estimate

Measured				Indicated			Meas + Ind			Inferred
Cut Off	kt	%CuT	%CuS	kt	%CuT	%CuS	kt	%CuT	%CuS	kt	%CuT	%CuS
>1.0	1,177	1.36	1.06	2,355	1.24	0.90	3,532	1.28	0.95	1,320	1.19	0.75
0.9	1,482	1.28	1.00	3,284	1.16	0.84	4,766	1.20	0.89	2,027	1.11	0.72
0.8	1,878	1.19	0.93	4,508	1.08	0.79	6,385	1.11	0.83	3,085	1.02	0.69
0.7	2,359	1.10	0.86	6,137	0.99	0.73	8,496	1.02	0.76	4,615	0.93	0.64
0.6	2,950	1.01	0.79	7,928	0.91	0.67	10,878	0.94	0.70	6,920	0.83	0.59
0.5	3,661	0.92	0.72	10,190	0.83	0.62	13,851	0.85	0.65	10,728	0.73	0.53
0.4	4,365	0.84	0.66	12,738	0.75	0.56	17,103	0.78	0.59	15,251	0.65	0.47
0.3	4,986	0.78	0.61	15,192	0.69	0.52	20,178	0.71	0.54	20,753	0.57	0.41
0.2	5,453	0.74	0.58	16,833	0.65	0.48	22,286	0.67	0.51	26,979	0.49	0.35
0.1	5,689	0.71	0.56	17,551	0.63	0.47	23,241	0.65	0.49	31,844	0.44	0.31
>0	5,761	0.70	0.56	18,052	0.61	0.46	23,814	0.63	0.48	39,456	0.36	0.33

An additional ~20mt of potential mineralization was identified during the modelling, which could not be classified as a resource based on the currently available drill hole information. For full details of the resource reference should be made to the Company’s news release dated January 12, 2017.

At a $3.20/lb long term copper price, the following in-pit resource, all of which is heap leach material, was estimated.

Table 3: In Pit Resource

Category	t x 1000	%Cut	%CuS	t Cut	tCuS
Measured	5,301	0.74	0.59	39,400	31,000
Indicated	16,198	0.66	0.49	106,100	79,400
Measured & Indicated	21,499	0.68	0.51	145,500	110,400
Inferred	18,769	0.53	0.39	99,300	72,800
Waste	54,436		Strip	1.31:1

Marimaca Development Plan

In August 2017, the Company initiated a DFS with the mine plan being undertaken by NCL Ingenieria y Construccion S.A. (“NCL”) with INGEROCK is conducting the geotechnical work. Environmental & permitting work was undertaken by Bordoli Consultores Asociados and was successfully submitted to the Chilean authorities. As part of the DFS, the Company has also conducted additional metallurgical test work and infill drilling, whose results are being used to update the geological resource (and subsequently the in pit resource). The Company anticipates that the DFS will be completed during Q2 2018.

The initial DFS, to earn into the Marimaca concession, will include 10,000 tonnes (22,046,030 lbs) of copper cathode per year via the Ivan Plant. The DFS is evaluating the alternative of trucking ore to the Ivan Plant. The DFS work also included completing infill and geotechnical drilling. The Company intends to expedite the permitting process with the objective of making a decision about implementing the project as soon as the permits are obtained.

In January 2018, the Company announced the results from the extension drilling on the La Atomic property and the results from drilling on the NE of the Marimaca concessions.  The drilling at La Atomica intersected leachable copper mineralization in ten out of twelve holes, with the remaining two holes confirming the location of the SW faulted boundary of the deposit.  The mineralized holes contained multiple intersections of oxides similar in grade and thickness to Marimaca, highlighted by 140m @ 0.46%CuT from surface, with some mixed and remnant enriched mineralization at depth, highlighted by 72m @ 1.34%CuT.

Thick mineralization averaging 180m @ 0.58%CuT was intersected from surface in one of the scout holes drilled some 300m NE of the Marimaca resource, indicating that the deposit continues in this direction. A second hole intersected 42m @ 1.82%CuT at depth as mixed and primary mineralization in the area immediately NE of the resource. Of the remaining five holes, three hit partially leached mineralization, possibly associated with faulting, while the other two appear to have defined the southern boundary of the leachable deposit in this part of the claim.

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3 SCMB OPERATION

Coro holds a 65% interest in SCMB, which owns the Nora Plant and the Berta deposit (“Berta”). The primary feed for Nora to date has been Berta, which is located ~20km west of the village of Inca de Oro and 62 kilometres by road south of Nora, in the III region of Chile. The Berta property was optioned in 2011 and subsequently purchased. In August 2015, the existing Nora Plant located 62km north of Berta, was purchased out of administration.

In February 2016, Nora was successfully re-commissioned and in 2016 trucking high grade material to Nora for processing commenced. In December 2016, construction of the Berta crushing, agglomeration, and leaching facilities commenced and trucking of PLS to the Nora Plant started in June 2017.

In September 2017, Mr. Nelson Mendoza was appointed General Manager of SCMB. Mr. Mendoza has over 35 years’ experience in the operation of mineral processing plants, 17 years of which was focused on SXEW plants like Nora. In February 2018 as part of its Strategic Review undertook a review of the SCMB Operations and anticipates the results of this review to be released in the near term.

The following table shows the copper production and sales from SCMB since inception.

Table 5: SCMB KPIs	Q116	Q216	Q316	Q416	Q117	Q217	Q317	Q417	2016	2017	LTD
Cathode produced	343	434	490	508	421	496	644	765	1,775	2,326	4,183
Cathode sold	393	425	458	528	459	477	627	753	1,804	2,317	4,120

No unit cost (cost per pound) information has been provided as SCMB has not yet reached commercial production levels but it is expected to be able achieve this once production ramps up toward the intended capacity.

In June 2017, SCMB was granted the Berta Plant Operating technical permit from Sernageomin, the Chilean Mining Authority. SCMB continues to work towards obtaining the final operating technical permits for the Berta Mine. Work at the Berta facility has been focused on optimizing the current installations required to reach the project’s design capacity. Q3 and Q4 2017 saw the completion of the build of ore on the leach pads and consolidation of the operation from mine to PLS haulage to subsequent processing of PLS through the Nora SXEW plant.

In Q2 2017, SCMB expanded the Nora EW circuit from the existing 3,000 tonnes per year (6,613,870 lbs) to 4,800 tonnes per year (10,579,200 pounds) of copper cathode. This expansion coincided with PLS production from Berta and the completion of the Berta Facilities.

Development and Capitalized Operational Expenditure Analysis

The costs of developing SCMB are recognized under Mine Development in Property, Plant and equipment. With the acquisition of Nora (in August 2015), the development costs (presented below) include the acquisition, refurbishment, remediation and start-up (commissioning costs) of Nora. It also includes the capitalization of losses in the pre-commercial production stage.

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Table 6: SCMB Expenditure Summary ($000's)	2013 to 2015	2016	2017	LTD
Nora plant (net) (table 7)	8,091	4,506	7,086	19,683
Mine development	6,833	1,067	86	7,986
Berta facilities	-	-	5,718	5,718
Capitalized development costs	14,924	5,573	12,889	33,386
Construction in progress (other)	-	336	(72)	264
Expensed evaluation costs	-	-	-	4,428
Total expenditure	14,924	5,909	12,817	38,078

a)       Nora Plant

In Q4 2017, the Company produced 765 tonnes (1,686,060 lbs) of copper. The current capacity of the plant is 400 tonnes per month (881,848 lbs). In Q4 2017 the plant operated at approximately 64% capacity as Berta builds up to a steady state of production.

Table 7: Nora Plant Expenditure Summary ($000's)	2015	2016	2017	LTD
Acquisition costs	4,583	-	-	4,583
Remediation, refurbishment and start up costs	1,850	-	-	1,850
Capitalized interest and finance costs	651	1,444	315	2,410
Other additions (net of disposals)	1,007	499	511	2,017
Sales Proceeds	-	(8,382)	(14,144)	(22,526)
Capitalized production costs	-	10,945	20,404	31,349
Total Nora Plant expenditure	8,091	4,506	7,086	19,683

Impairment Review

Under accounting rules the Company is required to review the carrying value of its assets on a continuing basis to ensure that the carrying value does not exceed the fair market value of the underlying asset. For accounting purposes the Company views the Nora Plant as a standalone cash generating unit (“CGU”) from the Berta Mine and Berta Facilities.

As of December 31, 2017, the Company concluded that an impairment indicator existed. In conjunction with its accounting policy on impairment of non-financial assets the Company recognized an impairment charge of $15.7m reducing the carry value of the Nora Plant to $4.0 million. In determining the fair value, the Company considered the future uses of the plant and the current operational performance. It also considered that over the course of the ramp up period the Company incurred operating losses that were capitalized to the Nora Plant which resulted in the Nora asset being carried at value above its fair market value.

The Company also undertook an impairment review of the Berta Mine and Berta Facilities (which it considers one CGU) and determined that the carrying value did not exceed its fair market value as of December 31, 2017. In this determination, the Company considered the implementation of SXEW plant at Berta in order to reduce its high current operating costs.

All of these impairment related assumptions are highly subjective and subject to change over time; changes in these assumptions could have a significant impact on the underlying assets carrying values.

Asset Impairment vs. Valuation of SCMB

The impairment review performed for the Nora Plant and the Berta site considered the estimated fair values of the underlying assets and not the fair value of SCMB, the entity. In determining the fair value of SCMB, one would have to consider not only the fair value of all of the underlying assets (which include the Nora Plant and the Berta site) but also the liabilities associated with the SCMB entity, that are included within the consolidated financial statements. Included within the consolidated accounts payable and accrued liabilities for Coro are approximately $9.6 million that relate specifically to SCMB and asset retirement obligations of $2.5 million, that would need to be considered in any valuation of SCMB the entity.

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b)       Mine Development

The following table shows the mine development costs for Berta from January 1, 2016 by quarter:

Table 8: ($000’s)	Quarterly								Annual
Mine development	Q116	Q216	Q316	Q416	Q117	Q217	Q317	Q417		2016	2017	LTD
Total	378	232	315	142	56	17	4	9	3,827	1,067	86	7,986

In 2017 include minor administration expenditures for ongoing permitting work. Q4 2016 includes geological services, metallurgical assays and environmental permitting expenditures. Q3 2016 costs include preparation and evaluation work for building out the Berta Facilities. Q1 2016 includes the cost associated with completing 38 shallow grade control drill holes (1,084m).

c)       Berta Facilities

The completed Berta Facilities include crushing, agglomeration circuit, and leach pads to produce PLS at the mine site. The operation began trucking PLS in June 2017 from the Berta Facilities to Nora. As of December 31, 2017, the total costs for the Berta Facilities and the Nora expansion are as follow:

Table 9: Berta facilities ($000’s)	Q416	Q117	Q217	Q317	Q417	2016	2017	LTD
Berta facilities	236	1,849	1,049	459	984	236	4,340	4,577
Restoration provision	-	819	-	-	322	-	1,141	1,141
Total Berta facilities	236	2,668	1,049	459	1,305	236	5,482	5,718
Nora SXEW plant expansion	100	188	318	29	-	100	536	635
Other	-	-	128	149	(12)	-	264	264
Total Berta and Nora Expansion	336	2,856	1,495	637	1,293	336	6,282	6,617

El Joté Copper Project– A potential additional source of future feed for Nora

In May 2016, SCMB optioned the El Joté (formerly “Salvadora”) copper project, located ~ 30km NW of the Nora Plant and 58km NE of the port of Chañaral in the III Region of Chile (section 4.6).

4 Financial Position Review

4.1       Cash and Working Capital

	December 31,	December 31,
Table 10: Cash and Working Capital ($000’s)	2016	2017
Cash and cash equivalents	4,257	2,811
Accounts receivable and prepaid	1,296	3,299
Inventories (table 11)	1,578	1,956
Accounts payable and accruals	(4,073)	(10,818)
Current debt (table 13)	(871)	(3,412)
Net working capital (including current portion of debt)	2,187	(6,164)
Net working capital (excluding current portion of debt)	3,058	(2,752)

During the year ended December 31, 2017, the Company financed its activities by raising $18.2 million in equity (net of issuance costs) and securing $3.7 million in loans. Cash outflows included $5.9 million for Rayrock acquisition, $7.7 million between Nora, Berta and the Berta Facilities, $5.2 million to advance its development and exploration programs at Marimaca, and for working capital purposes.

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At the end of December 31, 2017, accounts receivable balance increased from $1.3 million to $3.3 million compared to as of December 31, 2016 mainly due to an increase of $1.7 million in Chilean net value added taxes (“IVA”) from SCMB, which is refundable from copper cathode sales and is expected to be recovered when IVA on sales exceeds IVA on expenses.

Also, at the end of December 31, 2017, accounts payable balance increased to $10.8 million from $4.1 million compared with the same period of time last year, mainly due an increase of $5.9 million in Berta’s accounts payable related to its operations.

Current debt also increased from $0.9 million to $3.4 million mainly due to a loan of $3 million from the Company’s major shareholder at the end of December 2017.

As of February 28, 2018, the Company had cash and cash equivalents of $4.9 million.

	December 31,	December 31,
Table 11: Inventories ($000’s)	2016	2017
Consumable parts and supplies	118	160
Ore stockpiles	204	258
Copper in circuit	1,000	1,083
Finished goods	256	455
Total inventory	1,579	1,956

As of December 31, 2017 the copper in circuit and finished goods inventory was recorded at net realizable value (December 2016: recorded at cost).

4.2       Other Assets

	December 31,	December 31,
Table 12: Other Assets ($000’s)	2016	2017
Property, plant and equipment	20,861	28,790
Berta mine development (section 3)	7,900	7,986
Nora plant (section 3)	12,597	4,000
Ivan plant (section 3)	-	10,693
Berta facilities (section 3)	-	5,718
Construction in progress (other)	336	264
Other	28	129
Exploration & evaluation assets	938	5,930
Marimaca (section 2.1)	-	5,100
La Atomica	-	515
Planta Prat	220	-
El Jote (section 3)	135	315
Ivan (section 2.4)	583	-
Other assets	-	-
Total other assets	21,799	34,720

Berta Facilities

In December 2016, the Company commenced building the Berta Facilities (completed in June 2017) which included a crushing and agglomeration circuit and leach pads to produce PLS. In 2017, the carrying value of Berta Facilities costs was $5.7 million (2016: $Nil).

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Nora Plant

In 2017, additions at Nora included the capitalization of pre-commercial production expenditures of $6.3 million (2016: $2.6 million), after offsetting pre-commercial production sales of $14.1 million (2016: $8.4 million); the expansion of the Nora SXEW plant of $0.5 million (2016: $0.5 million); and capitalization of financing and interest costs of $0.3 million (2016: $1.4 million). In December 2017, the Company recorded a $15.7 million impairment charge reducing its carrying value to $4.0 million.

Ivan Plant

The Ivan Plant was purchased in June 2017, with the intention that it be used to process ore from the Marimaca property. The Ivan Plant is not currently operative and will be kept in care and maintenance until it is necessary to start commissioning and testing. The Company expensed a total of $0.6 million for care maintenance cost associated to Ivan Plant in the year ended December 31, 2017.

Total assets of Coro as at December 31, 2017 were $43 million (Dec 2016: $29 million).

In June 2017, the Company terminated the Prat plant agreement and wrote off $0.2 million of its deferred exploration costs associated with the project.

4.3       Other Liabilities

	December 31,	December 31,
Table 13: - Other Liabilities ($000’s)	2016	2017
Current	871	3,412
Finance lease	308	160
Shareholder loan (section 4.3.1)	-	2,940
Current portion of other debt	563	-
Deferred revenue (section 4.3.2)	-	313
Non-current	1,712	6,833
Finance lease	181	-
Other debt	250	250
Restoration provision (section 4.3.3)	1,281	6,583
Total other liabilities	2,583	10,245

Total liabilities of Coro as at December 31, 2017 were $21.1 million (Dec 2016: $6.7 million).

4.3.1       Shareholder loan

In December 2017, Coro entered into a credit agreement with its major shareholder Greenstone, pursuant to which Greenstone advanced $3 million to Coro on December 20, 2017. Under the terms of the credit agreement, the loan has an eleven month term and bears interest at 12% per annum until March 31, 2018, after which the interest will be increased to 15%. Greenstone will receive a 3% arrangement fee payable at the end of the loan term under the credit agreement

4.3.2       Deferred Revenue

In June 2017, SCMB entered into a copper off-take contract for 100% of the copper production from the Nora Plant for a period of twelve months. The agreement provided for an immediate advance of $0.75 million repayable in twelve months from the borrowing date, bearing interest at a rate of one-month US Libor plus 6% per annum. During 2017, SCMB repaid $0.4 million from its copper off-take contract. As of December 31, 2017, SCMB owes $0.3 million which represents 5 months left in the contract.

4.3.3       Restoration provision

Details of the restoration provision are as follows:

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Table 14: Restoration Provision ($000’s)	December 31, 2016				December 31, 2017
	Nora & Total	Nora	Ivan	Berta	Total
Balance, beginning of year	1,291	1,281	-	-	1,281
Initial provision	-	-	3,985	819	4,804
Reclamation revaluation	(25)	13	76	304	393
Accretion expense	15	31	56	18	105
Balance, end of year	1,281	1,325	4,117	1,141	6,583

In calculating the present value of the restoration provisions as at December 31, 2017, management used a risk-free rate between 1.38% and 2.75% and inflation rate between 2.10% and 2.30%. The undiscounted cash flows, before inflation adjustments, estimated to settle the restoration provisions are approximately equal to the discounted cash flows. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to as follows: Nora and Berta from in 7 to 8 years and Ivan Plant in 2 to 24 years.

a)       Nora Plant

Nora’s restoration provision of $1.3 million consists primarily of costs associated with reclamation and closure activities for the Nora Plant. These activities include costs for disposition of chemical materials, earthworks, and the dismantling and demolition of structures.

b)       Berta Facilities

During the year ended December 31, 2017, SCMB recorded $1.1 million for restoration provision for the Berta Facilities which consists primarily of the costs associated with the auxiliary installations of the mine plant and the crushing and agglomeration facilities.

c)       Ivan Plant

As at December 31, 20127, Ivan’s restoration provision totalled $4.1 million which consists primarily of costs associated with reclamation and closure activities for the Ivan Plant and mine site. These activities include costs for disposition of chemical materials, earthworks, and the dismantling and demolition of structures.

4.4 Equity and Financings

	December 31,	December 31,
Table 15: Shareholders’ Equity ($000’s)	2016	2017
Common shares (Table 16)	74,477	92,635
Contributed surplus	7,155	7,789
Accumulated other comprehensive income	571	439
Deficit	(60,708)	(74,331)
Non-controlling interest (“NCI”)	779	(4,810)
Total shareholders’ equity	22,274	21,722

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Equity instruments

	December 31,	December 31,
Table 16: Equity Instruments	2016	2017
Common shares outstanding	483,425,039	651,929,511
Options outstanding	34,290,000	33,450,000
Weighted average exercise price	CA$0.16	CA$0.13
Warrants outstanding	5,102,500	-
Weighted average exercise price	CA$0.15	-
Market capitalization ($000’s)	CA$72,514	CA$78,231
Closing share price	CA$0.15	CA$0.12

Coro was incorporated in 2004 and is listed on the Toronto Stock Exchange, under the symbol “COP”. As of December 31, 2017 the Company had 651,929,512 (December 31, 2016: 483,425,039) shares outstanding and a market capitalization of CA$78.2 million. The Company has its registered corporate office in Vancouver BC, Canada.

In January 2017, 2,162,500 warrants at CA$0.15 were exercised for gross proceeds of CA$0.3 million. In April 2017, the Company completed a non-brokered private placement for gross proceeds of $12.0 million issuing 107,680,000 common shares at CA$0.15 per common share.

In October 2017, the Company completed a non-brokered private placement for gross proceeds of $6 million and issued 56,561,973 common shares at a price of CA$0.13 per common share. Following completion of these financings, Greenstone Resources Ltd (“Greenstone”) holds approximately 63.7% of the Company’s issued and outstanding shares.

In November 2017, a total of 1,500,000 options were exercised at a price of CA$0.04 for total proceeds of $47,000 and in December 2017, a total of 600,000 options were exercised at a price of CA$0.10 for total proceeds of $47,026.

Table 17: - Use of Proceeds Table
Description	Shares (000’s)	Price CA$	Gross Proceeds ($000’s)	Intended Use	Actual Use
Feb 16 – Share Issuance	79,800	$0.04	CA$3,192	Marimaca, Berta & working capital	As intended
May 16 – Conversion	106,730	$0.10	Conversion of Convertible Debenture (no proceeds received)
July 16 – Share Issuance	100,000	$0.10	CA$10,000	Marimaca, Berta & working capital	As intended
Dec 16 – Share Issuance	37,523	$0.14	CA$4,000	Marimaca, Berta & working capital	As intended
Mar 17 – Share Issuance	15,592	$0.15	CA$2,300	Marimaca, Berta & working capital	As intended
Apr 17 – Share Issuance	92,088	$0.15	CA$13,800	Marimaca, Rayrock & working capital	As intended
Sep 17 – Share Issuance	35,900	$0.13	CA$4,667	Marimaca DFS & working capital	As intended
Oct 17 – Share Issuance	20,662	$0.13	CA$2,686	Marimaca DFS & working capital	As intended

4.5       Non-controlling Interest

ProPipe S.A. (“ProPipe”) has a 35% interest (2016: 35%) in SCMB earned by completing various milestones in the development of the Berta deposit. As of December 31, 2017 the amount owed from SCMB to Coro was $23.7 million.

4.6       Contractual Obligations and Option Payments

The following table shows the contractual obligations of the Company including property options payments as at December 31, 2017:

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Table 18:- Contractual Obligations and Option Payments ($000’s)	2018	2019	Thereafter	Total
Property option payments
Marimaca	125	-	-	125
La Atomica	500	1,000	4,400	5,900
El Joté (section 2)	250	2,440	-	2,690
Naguayan		300	6,000	6,300
Total property option payments	875	3,740	10,400	15,015
Operating leases	152	104	83	339
Total	1,027	3,844	10,483	15,354

(1) Excludes the Sierra Miranda option agreement (January 2018)

a)       Marimaca property, Chile

Marimaca Claims

In August 2014, the Company entered into an agreement to acquire up to a 75% interest in the Marimaca copper oxide prospect for $185,000 ($60,000 paid); $125,000 payment is due on completion of an NI 43-101 compliant resource estimate and engineering study that demonstrates the technical and economic feasibility of producing a minimum of 1,500tpy of copper cathode by August 2018 to earn an initial 51% interest. Under the agreement, Coro can acquire a further 24% interest by obtaining project construction finance, or contributing the Ivan Plant. The owner of the property will maintain a 25% interest with a 15% interest free carried to commercial production and a 10% participating interest that is subject to dilution.

La Atomica Claims

In August 2017, a binding letter of intent (“LOI”) was signed to acquire 100% of the La Atomica property (option agreement signed October 2017) by making $6.0 million in option payments as follows: $100,000 (paid); $0.5 million on 12-month anniversary date; $1.0 million on 24-month anniversary date; and $4.0 million on 36-month anniversary date. A 1.5% net smelter return (“NSR”) is payable on the claims, with the Company’s option to purchase 0.5% out of the 1.5% for $2.0 million at any time.

Sierra Miranda Claims

Under the terms of the January 2018 Sierra Miranda LOI, the Company may acquire 100% of Sierra Miranda mining claims (the “SM Claims”) immediately adjoining its Marimaca property for a total cash consideration of $6.0 million, $0.10 million (paid) and the balance of $5.9 million payable on completion of due diligence and certain other transfers of title. In addition, the claims will be subject to a 2% NSR.

b)       Marimaca District, Chile

Naguayan Claims

In October 2017, a binding LOI was signed to acquire 100% of the Naguayan property, by making $6.5 million in option payments as follows; $0.2 million (paid), $0.3 million on 12-month anniversary date; $0.7 million on 24-month anniversary date; $1.75 million on 36 month anniversary date; and $3.55 million on 48-month anniversary date. A 1.5% NSR is payable, with the Company option to purchase 0.5% out of the 1.5% for $2.0 million at any time up to one year (12 months) following the start of commercial production on the property.

c)       Other Properties, Chile

El Joté Claims

In May 2016, SCMB optioned the El Joté (formerly called “Salvadora”) copper project, located ~ 30km NW of the Nora Plant and 58km NE of the port of Chañaral in the III Region of Chile. SCMB may acquire a 100% interest in the property by completing the following option payment schedule totalling $3.0 million; with $0.32 million (paid) and other payments on or before: May 2018; $0.25 million, and May 2019; $2.44 million. The final payment may be made in eight equal instalments of $0.3 million plus interest at LIBOR, and SCMB may start production with the first instalment payment. A 1.5% NSR is retained by the vendor, which can be purchased for $1.5 million at any time.

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5 Expenditures Review

The following table details the Company’s quarterly expenditures, certain quarters have been adjusted to confirm to current presentation and treatment.

Table 19: ($000’s)
Expenditures Summary	Q116	Q216	Q316	Q416	Q117	Q217	Q317	Q417
Expenses
Exploration expenditures (table 20)	113	549	1,157	423	18	38	6	89
Writedown exploration and evaluation asset	-	-		-	-	220	-	15,683
Ivan plant care and maintenance	-	-	-	-	-	-	324	249
Depreciation and amortization	2	2	4	5	5	6	7	6
Legal and filing fees	18	28	12	13	25	28	4	7
Other corporate costs	55	116	61	131	156	106	139	181
Salaries & management fees	106	109	183	139	229	177	258	309
Share-based payments	39	15	304	426	201	294	115	101
Operating loss	332	819	1,720	1,136	634	870	854	16,627
Finance income	-	(23)	(60)	(88)	-	-	-	(10)
Interes expense (income)	-	-	-	-	-	-	-	-
Foreign exchange loss (gain)	(280)	183	16	(134)	68	96	21	63
Unrealized loss (gain) on held-for-trading	-	(24)	(3)	(9)	(12)	1	4	(1)
Loss per quarter	52	955	1,674	905	690	966	878	16,678
Attributable to:
Owners of Parent	52	947	1,653	907	588	832	717	11,485
Non-controlling interest	(1)	9	20	(2)	7	11	20	5,551
Other comprehensive loss (income)	273	(151)	(42)	114	(50)	(36)	68	150
Comprehensive loss	325	804	1,632	1,019	546	807	805	17,185
Attributable to:
Owners of Parent	325	796	1,612	1,021	538	796	785	11,634
Non-controlling interest	(1)	9	20	(2)	7	11	20	5,551
Basic loss (earnings) per share ($)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.02
Fully diluted loss per share ($)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.02

As of December 31, 2017, the Berta / Nora complex had not reached a state of commercial production and therefore has not recorded any sales or revenues.

In Q417, the Company recorded an impairment charge against the Nora asset of $15.7 million (section 3a). Q217 includes the write off of the deferred exploration costs associated with the Planta Prat project.

Legal and filing fees are higher in the first half of each year as a result of annual listing fees, and legal & regulatory costs associated with the annual general meeting.

The Ivan Plant was purchased to process ore from Marimaca and therefore represents a key piece of the Marimaca development plan. Because the plant is not currently operating, the related care and maintenance costs are required to be expensed and therefore the holding costs at the Ivan Plant have been expensed and reflected in the statement of loss.

Other corporate costs mainly include corporate travel costs, audit and accounting fees, insurance, rent and investor communications costs. Included within Q216, Q416, and Q117, are costs associated with an increasing marketing effort surrounding the $12.0 million financing (section 4.4). In Q217 and Q317, expenses include accounting fees for taxation matters related the 2016 amalgamation and other tax related filings, travel expenses for a board meeting in Chile and costs in connection with the marketing efforts towards the $6 million private placement closed in October (section 4.4). In Q417, costs are related to corporate travel for a second board meeting in Chile for the evaluation of Nora Plant and also investor relations travel and conferences costs.

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Salaries and management fees are limited to corporate salaries and do not include the time of any Chilean-based exploration and development team members. The increase in Q317 is due to the incorporation of the new President and CEO in June 2017. The increase in Q316 is associated with a one-off payment made in respect of the retirement of a founder and executive director of the Company. In addition, effective September 1, 2016, the Company began paying fees to Directors who had previously not been compensated for services provided. Q1 and Q217 costs are higher due to the appointment of our VP Communications and investor relations, and the President and CEO in June 2017.

The variation in the share-based compensation is consistent with the various options granted.

5.1                Other Exploration Costs

The Company’s other exploration properties include, but are not limited to, Celeste, Llancahue, Naguayan, and the newly acquired ground as part of the Rayrock acquisition (section 2.4)

Table 20: ($000’s)	Quarterly								YTD
Exploration Chile	Q116	Q216	Q316	Q416	Q117	Q217	Q317	Q417	2016	2017
Consult, lab & prof.	8	56	87	104	-	-	-	-	253	-
Drilling & trenching	18	328	929	171	-	-	-	80	1,445	80
General & admin costs	86	119	47	96	15	14	6	9	349	44
Property investigations	1	46	94	52	3	24	-	-	194	26
Total exploration costs	113	549	1,157	423	18	38	6	89	2,241	150
By Project:
Marimaca	25	450	1,231	396	-	-	-	-	2,101	-
Marimaca District	-	-	-	-	-	-	-	80	-	80
Celeste	1	18	-	-	-	20	-	-	19	20
El Jote	-	-	-	-	-	-	-	-	-	-
Other (incl. Llancahue)	86	82	(74)	27	18	18	6	9	121	51
Total exploration costs	113	549	1,157	423	18	38	6	89	2,241	150

Exploration expenses dropped significantly in Q117 as a result of starting to capitalize exploration expenditures on Marimaca following the release of the NI 43-101 resource and management’s belief that these costs can now be recovered. General and Administration costs include a portion of all administrative costs of running the Company’s Santiago office and a provision for IVA. In Chile, IVA is not refundable in cash and is applied against other IVA credits. Property investigations costs in Q216 principally relate to the payment of annual Patentes (mining taxes) on the Celeste and Llancachue’s exploration properties; and from Q316 and Q416 mainly relate to Marimaca District’s exploration property assays and mining claims payments.

5.2       Related Party Disclosure

The Company considers the Executive Directors and Officers of the Company to be key management personnel.

Table 21 Key Management Personnel Compensation ($000’s)	Quarterly								YTD
	Q116	Q216	Q316	Q416	Q117	Q217	Q317	Q417	2016	2017
Short-term employee benefits	190	200	264	185	505	235	308	308	839	1,356
Share-based payments	44	14	261	364	188	279	110	95	683	672
Total	234	213	525	549	694	515	419	402	1,522	2,028

As at December 31, 2017, amounts payable to a shareholder were $3.1 million, the terms of which are described elsewhere in this MD&A. This amount was included under current portion of other debt (section 4.3).

Fluctuations in short term employee benefits are due to the underlying agreements being denominated in Chilean Pesos and the Canadian dollar. The Chilean salaries are also subject to indexing.

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6 RISKS and CRITICAL ACCOUNTING ESTIMATES & POLICIES

For a full version of the critical accounting estimates and policies reference should be made to the Company’s audited financial statements for the year ended December 31, 2017, which are available on the Company’s website at www.coromining.com. In addition, reference should be made to the most recently filed Annual Information Form available on SEDAR at www.sedar.com.

6.1       Disclosure Controls and Internal Control Financial Reporting

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;
•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

Management has concluded that, as at December 31, 2017, the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements.

Management has concluded, and the audit committee has agreed that taking into account the present stage of the Company's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to remediate the weakness at this time. There were no changes in the Company’s internal controls over financial reporting during the quarter ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

6.2       Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

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Information concerning the interpretation of drill results also may be considered forward-looking statements; as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

6.3       Nature of Operations and Going Concern - Refer to section 1

6.4       NI 43-101 Compliance Requirements

Under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), if an issuer disclosures in writing scientific or technical information about a mineral project on a property material to the issuer, the issuer must include in the written disclosure the name and the relationship to the issuer of the qualified person who: (a) prepared or supervised the preparation of the information that forms the basis for the written disclosure or (b) approved the written disclosure. For the purposes of this MD&A, Luis Albano Tonto, President and CEO of the Company, a mining engineer with more than 30 years of experience is the Qualified Person for the purposes of NI 43-101 has approved the written disclosure in this MD&A. This MD&A references a number of previous news releases in respect of disclosure of technical matters relating to mineral properties and reference should be made to these news releases to fully understand these references.

6.5 Government Laws, Regulation & Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. As of December 31, 2017, SCMB was still waiting for its final permits for the Berta mine.

6.6 Key Management and Competition

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

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6.7 Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company is earning into the Marimaca property and various other properties as described elsewhere in this MD&A and if it fails to make these payments and meet its performance obligations may also lose its right to this property.

6.8 Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of copper.

6.9 Foreign Currency Risk

A substantial portion of the Company’s expenses are now, and are expected to continue to be incurred in foreign currencies. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for our products in or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

6.10       Critical Accounting Policies

a)	Estimates and use of judgement

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgement to determine whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore has expired or will expire in the future, and is not expected to be renewed; substantive expenditures on further exploration for and evaluation of mineral resources in the specific area is neither budgeted or planned; exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources; and sufficient data exists to indicate that the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2017.

Impairment of property, plant and equipment

Each reporting period, cash generating units are evaluated to determine whether there are any indications of impairment. If any such indication exists, an impairment test is performed and if indicated, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of the fair value less costs to sell or the value in use. The recoverable amount of the Company’s assets is calculated based on cash flow projections using assumptions and estimates that represent management's best estimate of the range of economic conditions that will exist over the remaining useful lives of the assets, and through a review of sales of comparative assets. These calculations include key estimates such as future copper prices, recoverable resources and reserves, operating and capital costs, inflation rate, discount rate and exchange rates. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its projects.

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Achievement of commercial production

Once a mine is ready for its intended use, depletion of capitalized mineral property costs begins. Significant judgement is required to determine when a project is ready to be operated in the manner intended by management. In assessing whether the Berta project has reached commercial production, management has considered several factors including:

•	Whether all major capital expenditures necessary to bring the mine to the condition where it is capable of operating in the manner intended by management have been completed;
•	Whether a reasonable period of testing and commissioning has taken place;
•	The ability to produce saleable product (e.g., the ability to produce copper cathode within specifications);
•	Whether the mine or plant has reached a pre-determined percentage of design capacity;
•	Whether mineral recoveries are at or near the expected production level; and
•	Whether the mine has the ability to sustain ongoing production of ore.

Because of operating difficulties encountered in the ramp up of the Berta mine and Nora Plant relating to trucking costs, recoveries, plant efficiency and other matters, management does not consider that commercial production has been met as at December 31, 2017.

6.11        New accounting pronouncements

The following revised standards and amendments are effective in future accounting periods with earlier application permitted, except where indicated.

(i) IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements.

The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the adoption of IFRS 9 to have a significant measurement or disclosure impact on its financial statements.

(ii) IFRS 15, Revenue from Contracts with Customers, establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the adoption of IFRS 15 to have a significant measurement or disclosure impact on its financial statements.

(iii) IFRS 16, Leases, addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective January 1, 2019 with early adoption permitted for companies that also apply IFRS 15. The Company is currently assessing the impact of IFRS 16.

There are no other IFRS’s or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company.

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7 SELECTED ANNUAL INFORMATION & SUMMARY OF FINANCIAL POSITION

Certain balance sheet items have been reclassified to conform to current presentation

Table 22: ($000’s)
Selected Annual Information	2015	2016	2017
Net sales or revenues
Earnings (loss) before discontinued operations	(1,121)	(3,586)	(19,212)
Earnings (loss) before discontinued operations per-share	(0.01)	(0.01)	(0.02)
Earnings (loss) before discontinued operations diluted per-share	(0.01)	(0.01)	(0.02)
Net earnings (loss)	(1,121)	(3,586)	(19,212)
Net earnings (loss) per-share	(0.01)	(0.01)	(0.02)
Net earnings (loss) diluted per-share	(0.01)	(0.01)	(0.02)
Total assets	17,460	28,930	42,786
Total long-term financial liabilities	2,104	1,712	6,833
Cash dividends declared	-	-	-

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Table 23: ($000’s)	Summary of Financial Position
Financial Position	Q116	Q216	Q316	Q416	Q117	Q217	Q317	Q417
Financial Position
Assets
Cash and cash equivalents	1,137	1,773	3,353	4,257	2,469	2,780	3,991	2,811
Accounts receivable and prepaids	730	916	1,177	1,296	1,597	2,399	2,477	3,299
Inventory	791	1,257	1,666	1,578	1,132	1,653	1,787	1,956
Total Current Assets	2,658	3,946	6,196	7,131	5,198	6,832	8,255	8,066
Property, plant and equipment	16,389	18,346	19,816	20,862	24,443	38,285	40,758	28,790
Exploration and evaluation assets	160	177	880	938	1,751	1,799	2,733	5,930
Other assets	-	-	-	-	-	-	-	-
Total Assets	19,207	22,470	26,891	28,931	31,392	46,916	51,746	42,786

Liabilities
Accounts payable and accrued liabilities	1,892	2,835	4,526	4,073	4,612	5,694	8,127	10,818
Other debt (current)	1,571	1,581	1,094	563	281	-	-	-
Finance leases & other debt (current)	611	462	515	308	286	989	691	3,412
Total current liabilities	4,074	4,878	6,135	4,944	5,179	6,683	8,818	14,231
Non-current liabilities
Convertible debenture	7,462	-	-	-	-	-	-	-
Non-current portion of financing lease	281	313	180	181	-	-	-	-
Restoration provision	1,295	1,299	1,303	1,281	2,108	6,606	6,140	6,583
Other debt (non current)	250	250	250	250	250	250	250	250
Shareholders’ Equity
Common shares	55,367	66,037	70,645	74,477	76,389	86,420	90,255	92,635
Contributed surplus	6,381	6,401	6,719	7,155	7,369	7,667	7,799	7,789
AOCI	491	642	684	571	621	657	589	439
Deficit	(57,200)	(58,147)	(59,801)	(60,708)	(61,296)	(62,128)	(62,846)	(74,331)
	5,039	14,933	18,247	21,495	23,083	32,616	35,797	26,532
Non-controlling interest	806	797	777	779	772	761	741	(4,810)
Total Shareholders’ Equity	5,845	15,730	19,024	22,274	23,855	33,377	36,538	21,722
Total Liabilities and Equity	19,207	22,470	26,892	28,930	31,392	46,916	51,746	42,786

Weighted average # of shares (000’s)	239,172	277,845	314,494	348,346	485,304	529,917	561,763	576,563
Working Capital	(1,416)	(932)	61	2,188	19	149	(563)	(6,164)

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